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                                                                      EXHIBIT 20


                             PDG ENVIRONMENTAL, INC.

                         ANNOUNCES FIRST QUARTER RESULTS


Pittsburgh, PA - June 10, 2003 - PDG Environmental, Inc. (OCT BB: PDGE) today announced first quarter profits of $0.02 per share on revenues of $8,366,900. For the quarter ending April 30, 2003, the company's net after-tax profit was $227,000. In the same period last year, the firm lost $227,000, or $0.02 per share, on revenues of $10,900,000.

           John Regan, Chairman & CEO, explained, "Our increased margins helped boost our bottom line despite the decline in revenue." He added, "We are pleased with the continued improvement in our operating results in spite of a difficult economic climate and what has historically been a down quarter for PDG Environmental, Inc. We continue to receive significant contract awards in both asbestos and mold remediation, and our backlog remains strong at $29.0 million. We look forward to continued positive results for the remainder of the year."

           Mr. Regan noted that the drop in revenue for the first quarter over the same prior period stemmed principally from the sale of PDG Environmental's St. Louis operation in July 2002 and from a large asbestos abatement project in New York. Phase I of that project contributed approximately $2.2 million in revenue in the prior fiscal quarter. Phase II representing $8 million in revenue, has not started.


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           PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com.

                                                FOR THE THREE MONTHS ENDED

                                              4/30/03               4/30/02

Revenue                                      $8,366,000           $10,900,000

Net Income (Loss)                              $227,000             $(227,000)

Earnings (Loss) per Common Share (Diluted)   $     0.02                $(0.02)


           Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.